UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-40310

INNOVIZ TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

Innoviz Technologies Campus
5 Uri Ariav Street, Bldg. C
Nitzba 300, Rosh HaAin, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Annual General Meeting

Innoviz Technologies Ltd. (the “Company”) hereby furnishes the following documents in connection with the Annual General Meeting of Shareholders scheduled for December 12, 2023 (the “Meeting”):

1.	Notice and Proxy Statement with respect to the Company’s Annual General Meeting of Shareholders to be held on December 12, 2023

2.	Proxy Card for the Annual General Meeting of Shareholders of the Company to be held on December 12, 2023

Changes in Registrant’s Certifying Accountant; Related Disclosures Re: Accounting Matters

Following review and consultation, the Audit Committee concluded to recommend to the Board of Directors (the “Board”) that the Company replace Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global (“EY”), with Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited (“PwC”), as the Company’s independent public accounting firm for the fiscal year ending December 31, 2023 and approved the engagement of PwC as the Company’s independent public accounting firm. The Board subsequently accepted the recommendation of the Audit Committee and approved the engagement of PwC as the Company’s independent public accounting firm for the fiscal year ending December 31, 2023, contingent and effective upon the approval of such engagement by the shareholders at the Meeting.

The reports of EY on the Company’s financial statements for the fiscal years ended December 31, 2022 and December 31, 2021 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. In connection with the audits of the Company’s financial statements for each of the fiscal years ended December 31, 2022 and December 31, 2021, and during the subsequent interim period through the date of this Proxy Statement, there were no disagreements with EY on any matters of accounting principles or practices, financial statement disclosure or auditing scope and procedures which, if not resolved to the satisfaction of EY, would have caused EY to make reference to the matter in their reports on the Company’s financial statements; and there were no reportable events as the term is described in Item 16F(a)(1)(v) of Form 20-F.

The Company delivered a copy of the disclosure in this Form 6-K to EY and requested that a letter addressed to the U.S. Securities and Exchange Commission stating whether or not it agrees with the statements made in response to this disclosure and, if not, stating the respects in which it does not agree. EY responded with a letter dated November 7, 2023, a copy of which is furnished as Exhibit 99.3 to this Form 6-K stating that EY agrees with the statements set forth above.

This Report and related exhibits are incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-265170 and 333-267646) and Form S-8 (File Nos. 333-255511, 333-265169 and 333-270416), and shall be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INNOVIZ TECHNOLOGIES LTD. By: /s/ Eldar Cegla Name: Eldar Cegla Title: Chief Financial Officer

Date: November 7, 2023

Exhibit Index

Exhibit	Description

99.1	Notice and Proxy statement of the Annual General Meeting of Shareholders of the Company to be held on December 12, 2023.
99.2	Proxy Card for the Annual General Meeting of Shareholders of the Company to be held on December 12, 2023.
99.3	Letter, dated November 7, 2023, from Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, addressed to the U.S. Securities and Exchange Commission.